SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

India Globalization Capital, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

45408X100

(CUSIP Number)

Steven Michael Oliveira, 18 Fieldstone Court, New City, NY 10956
(845) 634-5620

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP NO. 45408X100	SCHEDULE 13D	Page 1 of 1 Pages

1	NAMES OF REPORTING PERSON Steven Michael Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 3,972,793 shares of Common Stock(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,972,793 shares of Common Stock(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,972,793 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38%(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) 2,157,973 shares of Common Stock and (ii) warrants to purchase 1,814,820 shares of Common Stock, which includes warrants to purchase 425,000 shares that have not been issued to the reporting person but are due pursuant to that certain Note and Warrant Purchase Agreement dated February 5, 2007, by and between the Issuer and Oliveira Capital, LLC.

(2) Based on the 8,570,107 shares of Common Stock reported by the Issuer to be issued and outstanding as of July 15, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on August 18, 2008.

Page 2 of 5 pages

Introductory Statement

This constitutes Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) by Mr. Oliveira on March 20, 2008 (the “Schedule 13D”). Except as otherwise described in this Amendment, the information contained in the Schedule 13D remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in Schedule 13D. Information given in response to each item in the Schedule 13D shall be deemed incorporated by reference in all other items.

Item 2.        Identity and Background

The information in Item 2 is hereby amended and supplemented by adding the following thereto:

Mr. Oliveira indirectly holds the securities that are the subject of this Amendment through the Steven M. Oliveira 1998 Charitable Remainder Unitrust (the “Trust”), of which Mr. Oliveira is trustee.

Item 3.        Source and Amount of Funds or Other Consideration

The information in Item 3 is hereby amended and supplemented by adding the following thereto:

Beneficial ownership of 200,000 shares of Common Stock was acquired pursuant to a Note and Share Purchase Agreement, dated September 30, 2008, as described under Item 6 below.

Item 5.        Interest in Securities of the Issuer

The information in Item 5 is hereby replaced in its entirety by the following thereto:

(a)        India Globalization Capital, Inc.’s (“IGC”) quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 18, 2008, indicates there were  8,570,107 shares of Common Stock outstanding as of the date of the report. Therefore, Mr. Oliveira’s beneficial ownership of 2,157,973 shares of Common Stock and warrants to purchase 1,814,820 shares of Common Stock constitutes beneficial ownership of 38% of the total number of shares of outstanding Common Stock of IGC.

(b)        Mr. Oliveira has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 2,157,973 shares of Common Stock and the 1,814,820 of warrants to purchase Common Stock.

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(c)        During the past sixty days, IGC issued 200,000 shares of Common Stock to the Trust, of which Mr. Oliveira is trustee. The shares of Common Stock were issued as consideration and in connection with a $2,000,000 loan made by the Trust pursuant to the Note and Share Purchase Agreement by and between IGC and the Trust dated as of September 30, 2008.

(d)        Not applicable.

(e)        Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 6 is hereby amended and supplemented by adding the following thereto:

Pursuant to a Note and Share Purchase Agreement, dated September 30, 2008, by and between IGC and the Trust, the Trust loaned IGC $2,000,000 in exchange for the issuance and sale to the Trust of 200,000 shares of Common Stock.

Item 7.        Material to be Filed as Exhibits

The information in Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

10.4
Note and Share Purchase Agreement, dated September 30, 2008, by and between India Globalization Capital Inc. and the Steven M. Oliveira 1998 Charitable Remainder Unitrust, filed with the Securities and Exchange Commission on IGC’s Current Report on Form 8-K on October 6, 2008.

Page 4 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2008	/s/ Steven Michael Oliveira
Steven Michael Oliveira

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